Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statements No. 333-200807 and No. 333-211425 on Form S-8 and No. 333-221803 on Form S-3 of our report dated March 1, 2018, relating to the consolidated financial statements of Television Food Network, G.P. as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to certain revenue and expense transactions with affiliated companies) appearing in the Annual Report on Form 10-K of Tribune Media Company for the year ended December 31, 2017.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 1, 2018